# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surrozen, Inc., CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 OYSTER POINT BLVD, SUITE 400, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001738048

## Reporting persons
- Venrock Healthcare Capital Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 872,546; sole dispositive power 0; shared dispositive power 872,546; aggregate amount beneficially owned 872,546 (9.9% of the class)
- VHCP Co-Investment Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 872,546; sole dispositive power 0; shared dispositive power 872,546; aggregate amount beneficially owned 872,546 (9.9% of the class)
- Venrock Healthcare Capital Partners EG, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 872,546; sole dispositive power 0; shared dispositive power 872,546; aggregate amount beneficially owned 872,546 (9.9% of the class)
- VHCP Management III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 872,546; sole dispositive power 0; shared dispositive power 872,546; aggregate amount beneficially owned 872,546 (9.9% of the class)
- VHCP Management EG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 872,546; sole dispositive power 0; shared dispositive power 872,546; aggregate amount beneficially owned 872,546 (9.9% of the class)
- Nimish Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 872,546; sole dispositive power 0; shared dispositive power 872,546; aggregate amount beneficially owned 872,546 (9.9% of the class)
- Bong Y Koh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 872,546; sole dispositive power 0; shared dispositive power 872,546; aggregate amount beneficially owned 872,546 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Surrozen, Inc.
Address of issuer's principal executive offices: 171 OYSTER POINT BLVD, SUITE 400, SOUTH SAN FRANCISCO, CA, 94080.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Venrock Healthcare Capital Partners III, L.P. ("VHCP III")
VHCP Co-Investment Holdings III, LLC ("VHCP Co-Investment III")
Venrock Healthcare Capital Partners EG, L.P. ("VHCP EG")
VHCP Management III, LLC ("VHCP Management III")
VHCP Management EG, LLC ("VHCP Management EG")
Nimish Shah ("Shah")
Bong Koh ("Koh")

The Reporting Persons are members of a group for the purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
New York Office:
7 Bryant Park, 23rd Floor
New York, NY 10018

Palo Alto Office:
3340 Hillview Avenue
Palo Alto, CA 94304
Citizenship:
VHCP III Delaware
Co-Investment III Delaware
VHCP EG Delaware
VHCP Management III Delaware
VHCP Management EG Delaware
Shah United States
Koh United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 130,890 shares of common stock, pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 207,834 shares of common stock and common stock warrants (the "Series E Warrants") exercisable for up to 169,362 shares of common stock, in each case held by VHCP III; (ii) 13,102 shares of common stock, Pre-Funded Warrants exercisable for up to 20,804 shares of common stock and Series E Warrants exercisable for up to 16,953 shares of common stock, in each case held by VHCP Co-Investment III; and (iii) 488,939 shares of common stock, Pre-Funded Warrants exercisable for up to 776,362 shares of common stock and Series E Warrants exercisable for up to 632,650 shares of common stock, in each case held by VHCP EG. The Series E Warrants and Pre-Funded Warrants each contain a provision (the "Beneficial Ownership Blockers"), which precludes the exercise of the Series E Warrants and/or Pre-Funded Warrants to the extent that, following exercise, VHCP III, VHCP Co-Investment III and VHCP EG, together with their affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding.

Each of VHCP III, VHCP Co-Investment III and VHCP EG is currently prohibited from exercising the Series E Warrants or the Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 872,546 shares of common stock.

VHCP Management III is the general partner of VHCP III and the manager of VHCP Co-Investment III. VHCP Management EG is the general partner of VHCP EG. Messrs. Shah and Koh are the voting members of VHCP Management III and VHCP Management EG.
Percent of class:
Each Reporting Person beneficially owns 9.99% of the Issuer's common stock, which percentage is based upon the sum of (i) 3,281,169 shares of the Issuer's common stock outstanding as of March 25, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 31, 2025; and (ii) 5,213,415 shares of the Issuer's common stock issued in the private placement of equity securities by the Issuer that closed on March 26, 2025, adjusted to give effect to the Series E Warrants and Pre-Funded Warrants, to the extent that such securities may be exercised within 60 days hereof, as referenced herein.

Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of each Reporting Person's cover page have been rounded down to 9.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24.1 Power of Attorney for Bong Koh

Exhibit 24.2 Power of Attorney for Nimish Shah

Exhibit 99.1 Joint Filing Agreement

## Signatures
- Venrock Healthcare Capital Partners III, L.P.: /s/ Sherman G. Souther, By VHCP Management III, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (04/02/2025)
- VHCP Co-Investment Holdings III, LLC: /s/ Sherman G. Souther, By VHCP Management III, LLC, its Manager, By Sherman G. Souther, Authorized Signatory (04/02/2025)
- Venrock Healthcare Capital Partners EG, L.P.: /s/ Sherman G. Souther, By VHCP Management EG, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (04/02/2025)
- VHCP Management III, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (04/02/2025)
- VHCP Management EG, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (04/02/2025)
- Nimish Shah: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (04/02/2025)
- Bong Y Koh: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (04/02/2025)